UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from________ to ________.

Commission file number: 0-6920

Applied Materials, Inc. Employee Savings and Retirement Plan

(Full title of the plan)

APPLIED MATERIALS, INC.

(Name of issuer of the securities held pursuant to the plan)

3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California 95052-8039
(Address of its principal executive office and zip code)

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN

Page number
Report of Independent Registered Public Accounting Firm	3
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits — as of December 31, 2003 and 2004	5
Statements of Changes in Net Assets Available for Benefits — years ended December 31, 2003 and 2004	6
Notes to Financial Statements	7
Supplemental Schedule as of December 31, 2004:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	13
Signature	14
EXHIBIT 23.1
EXHIBIT 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan

We have audited the financial statements and supplemental schedule of assets (held at end of year) of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2004 and for the year then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s administrator.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARMANINO McKENNA LLP
ARMANINO McKENNA LLP
San Ramon, California
June 17, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
Applied Materials, Inc. Employee Savings and Retirement Plan:

We have audited the financial statements of the Applied Materials, Inc. Employee Savings and Retirement Plan (the Plan) as of December 31, 2003, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOHLER NIXON & WILLIAMS
MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 3, 2004

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2003	2004
ASSETS
Investments, at fair value	$1,323,765,973	$1,126,530,252
Participant loans	12,746,863	12,708,934

Assets held for investment purposes	1,336,512,836	1,139,239,186
Employer contribution receivable	1,168,895	1,311,388

Total assets	1,337,681,731	1,140,550,574
LIABILITIES
Forfeitures payable	(1,653,611)	(389,234)

Net assets available for benefits	$1,336,028,120	$1,140,161,340

See Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2003	2004
Additions/(reductions) to net assets attributed to:
Investment income:
Dividends and interest	$6,617,590	$12,601,037
Net realized and unrealized appreciation/(depreciation) in fair value of investments	471,864,352	(196,768,508)

Total investment income/(loss)	478,481,942	(184,167,471)

Contributions:
Participant	54,152,500	56,023,652
Employer	8,939,915	20,776,507

Total contributions	63,092,415	76,800,159

Transfers in from outside plan	—	1,359,415

Deductions from net assets attributed to withdrawals and distributions	(114,365,476)	(89,858,883)

Net increase/(decrease) in net assets available for benefits	427,208,881	(195,866,780)
Net assets available for benefits:
Beginning of year	908,819,239	1,336,028,120

End of year	$1,336,028,120	$1,140,161,340

See Notes to Financial Statements.

APPLIED MATERIALS, INC.
EMPLOYEE SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2004

Note 1 — Significant accounting policies

General

The following description of the Applied Materials, Inc. (Applied) Employee Savings and Retirement Plan (the Plan) provides only general information. Participants seeking detailed information about the Plan should refer to the Plan document and the Summary Plan Description/Prospectus for the Plan.

The Plan is a defined contribution plan that Applied established in 1981 to provide benefits to eligible employees, as provided in the Plan document. The Plan covers all eligible United States and expatriate employees of Applied and its participating affiliates. Eligible employees may enroll in the Plan after receipt of their first paycheck. The Plan is intended to comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan administration

Under ERISA, Applied is the designated administrator of the Plan. Applied’s Board of Directors has appointed an Administrative Committee (the 401(k) Committee) to manage the day-to-day operations and administration of the Plan. Applied has contracted with Fidelity Institutional Retirement Services Company (Fidelity) to maintain the Plan’s individual participant accounts and provide certain other record-keeping and administrative services, and with Fidelity Management Trust Company (Fidelity Trust) to act as the Plan’s custodian and trustee. Applied currently pays a portion of the expenses incurred in the administration of the Plan. Other expenses associated with the administration of the Plan are charged against the Plan and paid from Plan assets. Loan fees are paid by Plan participants who elect to receive a Plan loan. Withdrawal fees are paid by Plan participants who elect to receive certain types of withdrawals. These loan fees are insignificant to these financial statements, and are therefore reported as withdrawals. Brokerage commissions and other charges incurred in connection with investment transactions are paid from Plan assets and are included as a reduction in investment income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting. Participant contributions and Applied matching contributions are recorded in the period during which Applied withholds payroll deductions from participants’ earnings. Benefits are recorded when paid.

Investments

Investments of the Plan are held by Fidelity Trust and are invested in the investment options available under the Plan based solely upon instructions received from Plan participants or as provided in the Plan document. The Plan’s investments are valued at fair value, as measured by quoted market prices, as of the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis and dividends are recorded on the ex-dividend date. Participant loans are valued at cost, which approximates fair value.

During 2003, the Janus Worldwide Fund was removed as an investment option under the Plan, and the Morgan Stanley Institutional Fund, Inc. — International Equity Portfolio Class B was added to the Plan.

Income taxes

The Plan is intended to qualify for favorable federal and state income tax treatment accorded to plans that qualify under Section 401(a) of the Code, and therefore is intended to be exempt from federal income and state franchise taxes. The Plan has been amended subsequent to receipt of its most recent Internal Revenue Service (IRS) favorable determination letter dated November 4, 2002 to bring it into compliance with applicable law and to make other desired changes. The Plan’s administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Risks and uncertainties

The Plan provides participants with investment options consisting of Applied’s common stock and various mutual funds offered by the Plan. These mutual funds invest in stocks, bonds and other investment securities. Applied’s common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities’ issuers. These risks could materially affect participants’ account balances and the amounts reported in the financial statements.

Note 2 — Participation and benefits

Participant contributions

Effective June 2003, the Plan was amended to allow eligible participants to elect to have Applied withhold up to 50 percent of their eligible pre-tax compensation for their contribution to the Plan, subject to a dollar limit established by the Code. Prior to June 2003, eligible participants could elect to have Applied withhold up to 15 percent of their eligible pre-tax compensation for their contribution to the Plan, subject to the dollar limit established by the Code. Effective June 2003, the Plan was amended to allow eligible participants who are age 50 or older during the Plan year (catch-up eligible participants) to make catch-up contributions up to 50 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. Prior to June 2003, catch-up eligible participants could elect to make catch-up contributions up to 15 percent of their eligible pre-tax compensation, subject to a dollar limit established by the Code. For participants who elect to contribute a portion of their compensation to the Plan, their taxable compensation is reduced by the amount contributed. Participant salary deferral contributions are invested in various funds in whole-percent increments according to the participant’s direction.

Participants are also allowed to make rollover contributions of eligible amounts received from other tax-qualified employer-sponsored retirement plans or conduit individual retirement accounts. Such contributions are invested in various funds in accordance with the participants’ direction and the Plan’s provisions.

Applied’s matching contributions

Participants in the Plan become eligible to receive Applied’s matching contributions immediately upon enrolling in the Plan and electing to make salary deferral contributions to the Plan.

Effective January 1, 2004, the Plan was amended to allow participants to (a) direct the investment of any future matching contributions allocated to their accounts to any of the available investment funds under the Plan and (b) reallocate their existing matching contribution balances invested in the Applied Materials, Inc. Common Stock Fund (the Stock Fund) to one or more of the other available investment funds under the Plan. If participants fail to direct the manner in which their future matching contributions are to be invested, such funds automatically will be invested in the Fidelity Money Market Trust — Retirement Government Money Market Portfolio (the Money Market Fund). Prior to January 1, 2004, Applied’s matching contributions were automatically invested in the Stock Fund and participants could not transfer their matching contributions invested in the Stock Fund to the other available investment funds under the Plan unless (a) they were fully vested in their accounts, and (b) prior to February 2003, they had either completed 10 years of service or were age 50 or older.

Applied currently matches 100 percent of participant salary deferral contributions up to the first three percent of eligible pre-tax compensation contributed each payroll period and then 50 percent of every dollar between four percent and six percent of eligible pre-tax compensation contributed each payroll period. Applied does not make matching contributions on any catch-up contributions made by participants. Prior to 2004, Applied’s matching contributions could be made in the form of cash, shares of Applied’s common stock or any combination thereof. Prior to 2004, Fidelity Trust used any such cash contributions to purchase shares of Applied’s common stock in the open market (at the then prevailing market price), directly from Applied, or from other persons in private transactions.

Effective January 1, 2004, Applied’s matching contributions will be made in the form of cash. During 2004, Applied’s matching contributions were in the form of cash contributions, which were subsequently invested into the Plan investment options of the participant’s choice (or the Money Market Fund, if the participant made no active investment election). In 2003, Applied’s matching contributions were in the form of cash contributions, which were subsequently invested in Applied’s common stock. Applied can change the matching contribution rate, subject to the limits of the Plan and the Code.

Participant accounts

Each participant’s account is credited with the participant’s contributions, his or her portion of Applied’s matching contributions and any investment earnings or losses thereon.

Payment of benefits

Upon termination, a participant or beneficiary generally may elect to leave his or her account balance in the Plan or receive a lump-sum cash distribution of his or her vested account balance. The participant or beneficiary may also elect to receive whole shares of Applied’s common stock for any portion of his or her vested account balance that is invested in the Stock Fund. The Plan provides for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances (excluding rollover accounts) that do not exceed $5,000.

Loans to participants

The Plan allows active participants to borrow from their salary deferral and rollover account balances up to the lesser of the following: (1) $50,000, less their highest outstanding loan balance during the past 12 months, (2) 100 percent of their salary deferral and rollover accounts, or (3) 50 percent of their vested account balances (including the vested portion of Applied’s matching contributions). Loans are secured by the participants’ vested balances, bear interest at prime plus one percent at the time of the borrowing and generally must be repaid to the Plan from bi-weekly payroll deductions over the loan term, which will be a minimum of one year and a maximum of five years. Loans are generally payable in full upon a participant’s termination of employment from Applied, or the occurrence of certain other events. Specific loan terms and conditions are established by the 401(k) Committee. Outstanding loans at December 31, 2004 carry interest rates ranging from 5.0 percent to 11.5 percent.

Transfers in

During 2004, Applied entered into an agreement to provide supply chain management services. In connection with this agreement, certain employees were hired by Applied and their 401(k) balances, totaling approximately $1.4 million, were transferred into the Plan.

Vesting

Participants are immediately vested in their salary deferral and rollover contributions and any related earnings.

Participants who have two years of credited service as defined by the Plan will vest 20 percent each year in Applied’s matching contributions allocated to their accounts, and will become fully vested after six years of credited service.

Participants who are actively employed by Applied become fully vested upon death, total disability or attainment of normal retirement age. Affected participants also become fully vested upon the termination of the Plan. As required by the Code, former employees of certain acquired companies have different vesting schedules according to the original vesting schedules under their former employer’s plan. All participants involuntarily terminated from Applied in 2003 due to reduction-in-force actions became fully vested in their accounts. Participants whose employment was terminated as a result of an involuntary reduction-in-force action or other workforce management program implemented by Applied in 2004 received an additional 20 percent vesting (up to a maximum of 100 percent vesting) in their matching contribution accounts. If a participant leaves Applied prior to becoming fully vested, the unvested portion of his or her matching account generally will be forfeited. Forfeitures can be used to offset Applied’s matching contributions. Forfeitures used to offset Applied’s matching contributions in 2003 and 2004 were $16,044,537, and $6,143,706, respectively.

Note 3 — Party-in-interest and related party transactions

As allowed by the Plan, participants may elect to invest their Plan account balances in the Stock Fund. The Stock Fund invests solely in Applied’s common stock. Aggregate investment in Applied’s common stock at December 31, 2003 and 2004 was as follows:

	Number of shares	Fair value
2003	43,600,518	$978,948,331
2004	39,288,716	$672,360,923

Certain Plan investments are managed by Fidelity Trust, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 4 — Investments

The following table presents the fair values of investments and investment funds that represent five percent or more of the Plan’s net assets at December 31:

	2003	2004
Fidelity Money Market Trust — Retirement Government Money Market Portfolio	$62,124,312	$72,886,441
Fidelity Magellan Fund	71,884,320	75,516,527
Other Funds individually less than 5% of net assets	223,555,873	318,475,295
Applied Materials, Inc. Common Stock Fund*	978,948,331	672,360,923

Assets held for investment purposes	$1,336,512,836	$1,139,239,186

* Prior to 2004, the Applied Materials, Inc. Common Stock Fund included Applied matching contributions, which were generally non-participant directed.

The Plan’s investments, including gains and losses on investments bought, sold and held during the year, appreciated/(depreciated) in value as follows for the years ended December 31:

	2003	2004
Mutual funds	$50,670,374	$28,899,280
Common stock	421,193,978	(225,667,788)

Total appreciation/(depreciation)	$471,864,352	$(196,768,508)

Note 5 — Non-participant directed investments

As discussed in Note 2, prior to 2004, Applied’s matching contributions were automatically invested in the Stock Fund and could not be transferred to the other investment funds available under the Plan until a participant met certain criteria. As a result, the portion of the Stock Fund that related to such employer contributions was generally a non-participant directed investment. The net assets and significant components of the changes in net assets relating to non-participant directed investments were as follows as of and for the year ended December 31:

2003
Net Assets:
Common Stock	$466,684,497

Changes in Net Assets:
Employer contributions	$8,865,832
Net realized and unrealized appreciation in fair value of investments	203,694,007
Withdrawals and distributions	(32,498,189)
Transfers to participant-directed investments	(10,182,522)

Net increase	169,879,128
Net assets — beginning of year	296,805,369

Net assets — end of year	$466,684,497

Effective January 1, 2004, the Plan was amended to allow participants to (a) direct the investment of any future matching contributions allocated to their accounts to any of the available investment funds under the Plan and (b) reallocate their existing matching contribution account balances invested in the Stock Fund to one or more of the other available investment funds under the Plan. If participants fail to direct the manner in which their future matching contributions are to be invested, such funds automatically will be invested in the Money Market Fund.

Note 6 — Plan termination or modification

Applied currently intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate or modify the Plan at any time and for any reason, subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts.

Note 7 — Subsequent events

Effective March 28, 2005, the Plan was amended to provide for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances that do not exceed $1,000. Prior to March 28, 2005, the Plan provided for the automatic lump-sum distribution, upon participant termination of employment, of vested account balances (excluding rollover accounts) that did not exceed $5,000.

Effective April 2005, the following funds were removed as investment options under the Plan:

•	Fidelity Magellan Fund
•	Vanguard Balanced Index Fund

Effective April 2005, the following funds were added as investment options under the Plan:

•	Vanguard Explorer Fund — Admiral Shares
•	Lord Abbett Small Cap Value Fund Class Y
•	T. Rowe Price Growth Stock Fund
•	T. Rowe Price Personal Strategy Growth Fund
•	T. Rowe Price Personal Strategy Balanced Fund
•	T. Rowe Price Personal Strategy Income Fund

Effective May 2005, the Plan was amended to provide that any cash dividends paid on shares of Applied’s common stock held in the Plan automatically will be invested in the Money Market Fund. Prior to May 2005, the Plan provided that any dividends paid on Shares held in the Plan would automatically be reinvested in the Stock Fund.

Effective May 12, 2005, the Audit Committee of the Board of Directors of Applied dismissed Mohler, Nixon & Williams Accountancy Corporation as the independent registered public accounting firm for the Plan and appointed Armanino McKenna LLP as the Plan’s new independent registered public accounting firm.

APPLIED MATERIALS, INC.	EIN: 94-1655526
EMPLOYEE SAVINGS AND RETIREMENT PLAN	PLAN #333

SCHEDULE H — LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b)	(c)	(e)
	Identity of issuer, borrower,	Description of investment including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value (1)	value
*	Fidelity Money Market Trust -	Money market fund	$72,886,441
	Retirement Government
	Money Market Portfolio
*	Fidelity Equity-Income Fund	Mutual fund	51,150,689
*	Fidelity Intermediate Bond Fund	Mutual fund	33,005,549
*	Fidelity Magellan Fund	Mutual fund	75,516,527
*	Fidelity Contrafund	Mutual fund	44,413,760
*	Spartan U.S. Equity Index Fund	Mutual fund	35,323,934
	Morgan Stanley Institutional Fund,	Mutual fund	51,854,982
	Inc. - International Equity
	Portfolio - Class B
	Vanguard Mid-Cap Index Fund	Mutual fund	34,179,276
	Vanguard Balanced Index Fund	Mutual fund	14,793,937
	Dreyfus Small Cap Stock Index Fund	Mutual fund	41,044,234
*	Applied Materials, Inc.	Common stock	672,360,923
*	Various	Participant loans with interest rates ranging from
		5.0 percent to 11.5 percent	12,708,934

		Total	$1,139,239,186

(1)	Column (d), cost information, is not provided as all investments are participant directed.
*	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

APPLIED MATERIALS, INC. EMPLOYEE SAVINGS AND RETIREMENT PLAN

Date: June 28, 2005	By	/s/ JEANNETTE LIEBMAN

Jeannette Liebman Vice President, Global Human Resources

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm